Exhibit 2.3

Precision Aerospace Group, Inc.

20900 NE 30th Avenue, 8th Floor
Aventura, FL 33180

March 27, 2025

David Lawrence
10593 N. Country Road, 800 E.
Brownsburg, Indiana 46112

Re:	Extension of Closing date Under Amended and Restated Merger Agreement

Dear Dave:

Pursuant to the Amended and Restated Merger Agreement dated December 23, 2024, PAG executed in your favor as the Noteholder a convertible promissory note ("Note") in the amount of $20,698.038. The Note provided that in the event an IPO did not occur prior to March 23, 2025, you had the right to unwind the transaction. We have discussed the possibility that it could take up to July 31, 2025, for PAG to go public. Accordingly, we have agreed to amend the Note and extend the period in which a default may not occur until July 31, 2025.

In consideration of your granting this extension, PAG has agreed to set the Working Capital date to the IPO date and further agrees to increase the purchase price due to the reduction in company debt by the sum of $1,500,000, payable 50% in cash and 50% in stock.

I have attached a draft of an Amendment to the Convertible Promissory Note confirming the change in the default date.

If you are in agreement with the above, please sign a copy of this letter and return same to me.

Precision Aerospace Group, Inc.

By:	/s/ Maynard J. Hellman
Maynard J. Hellman, Board Chairman

Read and Accepted:

/s/ David Lawrence
David Lawrence